EXHIBIT 99.2


NEWS RELEASE
For Immediate Release


             ATLANTIC AMERICAN CORPORATION TO ACQUIRE SIA, INC.;
         AUTHORIZES THE REPURCHASE OF AN ADDITIONAL 500,000 SHARES OF
                        ATLANTIC AMERICAN COMMON STOCK

ATLANTA, Georgia, October 28, 1997 - Atlantic American Corporation (NASDAQ:AAME) today announced that its board of directors has approved the acquisition of Self Insurance Administrators, Inc. ("SIA, Inc."), an Atlanta-based third party administrator of self-insured companies and public organizations. SIA, Inc. specializes in the administration of these organizations' workers' compensation coverages, primarily in the state of Georgia. Atlantic American will issue approximately $1.2 million in its common stock in exchange for 100 percent of the common stock of SIA, Inc., which, in 1996 generated approximately $600,000 in service fee revenue and approximately $630,000 in stop-loss reinsurance. The acquisition is scheduled to be completed as of October 31, 1997.

Commenting on the acquisition, Hilton H. Howell, Jr., president and chief executive officer of Atlantic American, stated, "We are excited about the potential of this transaction. The acquisition of SIA, Inc. will allow Atlantic American to expand its services in the workers' compensation arena beyond the traditional workers' compensation insurance underwritten by our subsidiary, Georgia Casualty & Surety Company. We will now have the added ability to offer our agents and insureds the alternative of setting up self-insured workers' compensation programs. We also expect that the acquisition will enable Georgia Casualty to enter a new insurance market by providing stop-loss reinsurance for some of the self-insured clients of SIA, Inc." Howell continued, "I am also particularly pleased that Andy Thompson, the founder and president of SIA, Inc., will continue to run the company he has so successfully built. Andy is a true insurance professional and we welcome him as a member of the Atlantic American team and as a significant shareholder of our company."

Andy Thompson, president of SIA, Inc., commented, "All of us here at SIA, Inc. are pleased and proud to be a member of the Atlantic American family of companies, and we are excited to be able to offer our alternative insurance programs to a larger base of clients."

In addition, the board of directors of Atlantic American authorized the acquisition of up to an additional 500,000 shares of the company's issued and outstanding common stock pursuant to a previously authorized stock repurchase program. The shares are to be repurchased from time to time based upon prevailing market conditions. The acquired shares will be held as treasury shares and will be used principally to satisfy Atlantic American's obligations to its various employee benefit programs. On May 2, 1995, Atlantic American initiated the share buy back program with the authorization by its board to acquire 500,000 shares of common stock and approximately 340,000 shares have been repurchased under the program to date.

Atlantic American's news releases are immediately accessible on the World Wide Web at http://www.prnewswire.com in the Company News Section. Reports filed with the Security and Exchange Commission may be found by using "Edgar Search" in the Company News On-Call Plus Section.

Atlantic  American  is  an  insurance  holding  company  involved  in  specialty insurance markets of the life, health, property and casualty insurance industries. Its principal subsidiaries include: American Southern Insurance Company, American Safety Insurance Company, Bankers Fidelity Life Insurance Company and Georgia Casualty & Surety Company.

For further information contact:
      John W. Hancock, Sr. VP and Treasurer         Janice Kuntz
      Edward L. Rand, Jr., VP and Controller         Golin/Harris Communications
      Atlantic American Corporation                  (404) 681-3808
      (404) 266-5500